UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 2)*

Akouos, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00973J101

(CUSIP Number)

5AM Venture Management, LLC
501 2nd Street, Suite 350
San Francisco, CA 94107
(415) 993-8565

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 12674W109	13D	Page 2 of 11

1.	Name of Reporting Persons 5AM Ventures V, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by 5AM Partners V, LLC (“5AM Partners V”), 5AM Ventures V, L.P. (“5AM V”), 5AM Opportunities I, L.P. (“5AM Opportunities”), 5AM Opportunities I (GP), LLC (“5AM Opportunities GP”), Andrew J. Schwab (“Schwab”), Dr. Kush Parmar (“Dr. Parmar”) and Dr. Scott M. Rocklage (“Dr. Rocklage” and, with 5AM Partners V, 5AM V, 5AM Opportunities, 5AM Opportunities GP, Schwab and Dr. Parmar, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 12674W109	13D	Page 3 of 11

1.	Name of Reporting Persons 5AM Partners V, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 12674W109	13D	Page 4 of 11

1.	Name of Reporting Persons 5AM Opportunities I, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 12674W109	13D	Page 5 of 11

1.	Name of Reporting Persons 5AM Opportunities I (GP), LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 12674W109	13D	Page 6 of 11

1.	Name of Reporting Persons Dr. Kush Parmar
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 12674W109	13D	Page 7 of 11

1.	Name of Reporting Persons Andrew J. Schwab
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 12674W109	13D	Page 8 of 11

1.	Name of Reporting Persons Dr. Scott M. Rocklage
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 12674W109	13D	Page 9 of 11

Explanatory Note: This Amendment No. 2 (the “Amendment”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 10, 2020 and amended on December 31, 2020 (the “Original Schedule 13D”) is being filed on behalf of 5AM Partners V, LLC (“5AM Partners V”), 5AM Ventures V, L.P. (“5AM V”), 5AM Opportunities I, L.P. (“5AM Opportunities”), 5AM Opportunities I (GP), LLC (“5AM Opportunities GP”), Andrew J. Schwab (“Schwab”), Dr. Kush Parmar (“Dr. Parmar”) and Dr. Scott M. Rocklage (“Dr. Rocklage” and, with 5AM Partners V, 5AM V, 5AM Opportunities, 5AM Opportunities GP, Schwab and Dr. Parmar, collectively, the “Reporting Persons”) in respect of the Common Stock, $0.0001 par value per share (“Common Stock”), of Akouos, Inc., a Delaware corporation (the “Issuer” or “Akouos”). This Amendment is being filed for the purpose of reporting the disposition of the securities of the Issuer by the Reporting Persons in connection with the closing of the Merger (as defined below). The Original Schedule 13D is hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

Pursuant to an Agreement and Plan of Merger, dated as of October 17, 2022 (the “Merger Agreement”), by and among the Issuer, Eli Lilly and Company, an Indiana corporation (“Parent”), and Parent’s wholly owned subsidiary, Kearny Acquisition Corporation (“Merger Sub”), prior to the Expiration Date (as defined in the Merger Agreement), each of 5AM V and 5AM Opportunities tendered all of its respective shares of Common Stock of the Issuer (the “Shares”) in the tender offer contemplated by the Merger Agreement. On November 30, 2022, these Shares were accepted in the tender offer at the Acceptance Time (as defined in the Merger Agreement) in exchange for (i) $12.50 per Share, net to the stockholder in cash, without interest (the “Cash Consideration”) and less any applicable tax withholding, plus (ii) one non-tradable contingent value right (“CVR”) per Share, which represents the contractual right to receive contingent payments of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions of a Contingent Value Rights Agreement, dated as of November 30, 2022, by and among Parent, Merger Sub, Computershare Inc. and Computershare Trust Company, N.A.

Pursuant to the terms of the Merger Agreement, each outstanding option with an exercise price equal to or greater than $12.50 per Share became exercisable on November 23, 2022 up to and through the close of regular trading on the Nasdaq Global Select Market on November 28, 2022. Dr. Parmar did not elect to exercise his option. On December 1, 2022, at the effective time of the merger (the “Merger”) contemplated by the Merger Agreement (the “Effective Time”), pursuant to the Merger Agreement, each outstanding and unexercised option with an exercise price equal to or greater than $12.50 per Share was terminated without any consideration in respect of such cancelled option.

On December 1, 2022, at the Effective Time, pursuant to the Merger Agreement, each outstanding option to purchase Shares having an exercise price less than $12.50 per Share, whether or not vested, was cancelled and converted into the right to receive (x) an amount in cash, without interest and less any applicable tax withholdings, equal to the product of (A) the total number of Shares subject to such option immediately prior to the Effective Time multiplied by (B) the excess, if any, of the Cash Consideration over the applicable exercise price per Share under such option and (y) one CVR for each Share subject to such option immediately prior to the Effective Time (without regard to vesting).

CUSIP No. 12674W109	13D	Page 10 of 11

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b).	The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of December 1, 2022:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
5AM V	0	0	0	0	0	0	0%
5AM Partners V	0	0	0	0	0	0	0%
5AM Opportunities	0	0	0	0	0	0	0%
5AM Opportunities GP	0	0	0	0	0	0	0%
Dr. Parmar	0	0	0	0	0	0	0%
Schwab	0	0	0	0	0	0	0%
Dr. Rocklage	0	0	0	0	0	0	0%

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on November 30, 2022.

CUSIP No. 12674W109	13D	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 2, 2022

5AM VENTURES V, L.P.

By:	5AM Partners V, LLC,
its General Partner

By:	/s/ Scott M. Rocklage
Dr. Scott M. Rocklage
Managing Member

5AM PARTNERS V, LLC

By:	/s/ Scott M. Rocklage
Dr. Scott M. Rocklage
Managing Member

5AM OPPORTUNITIES I, L.P.

By:	5AM Opportunities I (GP), LLC,
its General Partner

By:	/s/ Kush Parmar
Dr. Kush Parmar
Managing Member

5AM Opportunities I (GP), LLC

By:	/s/ Kush Parmar
Dr. Kush Parmar
Managing Member

/s/ Kush Parmar
Dr. Kush Parmar

/s/ Scott M. Rocklage
Dr. Scott Rocklage

/s/ Andrew J. Schwab
Andrew J. Schwab